December 2, 2010

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 189 to the Trust’s Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The purpose of this filing is to add disclosure language regarding prior performance of the adviser’s separately managed accounts to the prospectuses for the Toews Hedged Emerging Markets Fund, the Toews Hedged Growth Allocation Fund, the Toews Hedged High Yield Bond Fund, the Toews Hedged International Developed Markets Fund, the Toews Hedged Large-Cap Fund, and the Toews Hedged Small & Mid Cap Fund.

If you have any questions, please contact JoAnn Strasser at (513) 352-6725.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP